Arent Fox PLLC
                                  1675 Broadway
                            New York, New York 10019


November 16, 2005


United States Securities and
Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attn: H. Christopher Owings, Assistant Director

Re:     I.C. Isaacs & Company, Inc. (the "Company")
        Amendment No. 1 to Registration Statement on Form S-2 Filed June 1, 2005 File No. 333-125396

Dear Mr. Owings:

      Over the past several months, officials of the Company and we have engaged in extended discussions with Adam Phippen regarding the changes that the Company should make to its 10-K and 10-Q filings in order to comply with the comments made in your letters dated June 28, 2005 and August 17, 2005. Yesterday, the Company filed amendments to its 2004 Form 10-K and its Forms 10-Q for the quarters ended March 31 and June 30, 2005 which addressed the concerns that you raised in those two letters in conformity with the discussions we had with Mr. Phippen.

      Having completed that process, the Company has today filed Amendment No. 2 to its Registration Statement on Form S-2. Inasmuch as the Company addressed the only comment that affected that registration statement in the first amendment thereto which it filed on August 10, 2005, the new amendment does not directly respond to any particular comment authored by your Staff.

      Instead, Amendment No. 2 updates the financial information disclosed therein to incorporate the financial data disclosed in the Company's Form 10-Q for the quarter ended September 30, 2005, and also makes various additions and changes to the prospectus cover page and to the risk factors section in response to comments received from the Maryland Blue Sky authorities.

      By reason of the fact that Form S-2 will cease to be an acceptable form for registration of securities after the end of this month, it is the Company's hope that your Staff will be able to expedite its review of the new amendment so that, assuming there are no further comments, acceleration of effectiveness may be requested prior to November 30.

      We have delivered to Mr. Fieldsend today an unmarked version of Amendment No. 2 to the Registration Statement, a version thereof that has been marked to show all changes made to Amendment No. 1 and a copy of this letter.

H. Christopher Owings
November 16, 2005
Page 2


To the extent that you or your Staff have any questions regarding Amendment No. 2, I invite you and your Staff to contact me at 212-484-3917.


Respectfully yours,

/s/ Steven D. Dreyer

Steven D. Dreyer


SDD/lo

Enclosures

cc:      Eugene Wielepski
         John Fieldsend, Esq